Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 30 October 2009

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Dealing in securities by a director of a major subsidiary of Sasol during October 2009

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes: JSE : SOL   NYSE : SSL
ISIN codes: ZAE000006896   US8038663006
("Sasol" or "the company")

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited Listings
Requirements, we hereby announce the following transactions in
securities of Sasol by a director of a major subsidiary of Sasol:

Director   C P Buys
Subsidiary   Sasol Synfuels (Pty) Limited
Date transaction effected   20 October 2009
Option offer date   10 September 2002
Option offer price   R117,00
Exercise date   10 September 2002
Exercise price   R116,80
Number of shares   2 200
Class of shares   Ordinary no par value
Nature of transaction   Sale of shares pursuant to
                                    implementation of options
Total value of purchase transaction R257 400,00
Selling price per share   R313,50
Total value of sale transaction   R689 700,00
Nature and extent of director's   Direct beneficial
interest
Clearance given in terms of   Yes
paragraph 3.66

Director   C P Buys
Subsidiary   Sasol Synfuels (Pty) Limited
Date transaction effected   20 October 2009
Option offer date   10 September 2003
Option offer price   R89,50
Exercise date   17 September 2003
Exercise price   R90,40
Number of shares   2 400
Class of shares   Ordinary no par value
Nature of transaction   Sale of shares pursuant to
                                    implementation of options
Total value of purchase transaction R214 800,00
Selling price per share   R315,00
Total value of sale transaction   R756 000,00
Nature and extent of director's   Direct beneficial
interest
Clearance given in terms of   Yes
paragraph 3.66

23 October 2009
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 October 2009   By: /s/ N L Joubert
                                                  Name: Nereus Louis Joubert
                                                  Title: Company Secretary